Exhibit 99.4

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ASCENTAGE PHARMA GROUP INTERNATIONAL
亞盛醫藥集團
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ASCENTAGE PHARMA RELEASES LATEST CLINICAL DATA FROM
MULTIPLE TRIALS AT ASCO 2026

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that six abstracts from its clinical studies, selected for presentation at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting, are now available on ASCO’s official website. Three of the six studies have been selected for rapid oral presentations, and three as poster presentation. These abstracts report data from ongoing studies evaluating the company’s three lead drug candidates, including BCR-ABL inhibitor olverembatinib (HQP1351); Bcl-2 inhibitor lisaftoclax (APG-2575); and MDM2-p53 inhibitor alrizomadlin (APG-115).

This year’s ASCO Annual Meeting will take place in person at McCormick Place in Chicago, IL, and online, from May 29, 2026 to June 2, 2026 (US local time). The ASCO Annual Meeting showcases cutting-edge research in clinical oncology and advanced cancer therapies and is the world’s largest gathering in the clinical oncology community.

The key clinical results from Ascentage Pharma’s abstracts selected for the 2026 ASCO Annual Meeting are as follows:

Rapid Oral Presentations

Olverembatinib (HQP1351) combined with blinatumomab in patients with lymphoid blast phase chronic myeloid leukemia (CML-LBP) or Philadelphia chromosome-positive B-cell precursor acute lymphoblastic leukemia (Ph+ BCP-ALL)

Abstract number: 6513

Session Title: Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant

Date and Time: May 30, 2026, 1:51 - 1:57 p.m., US Central Time (May 31, 2026, 2:51 - 2:57 a.m., Beijing Time)

First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, TX

Highlights:

●	This multicenter, open-label phase Ib study evaluated the combination of olverembatinib and blinatumomab in patients with relapsed/refractory (R/R) Ph+ BCP-ALL or CML-LBP.

●	Among five patients with measurable residual disease (MRD) positivity and no complete response (CR) at study entry, four achieved CR, and two achieved MRD negativity, with an overall manageable safety profile.

●	This study provides initial clinical evidence supporting the feasibility of combining olverembatinib with immunotherapy in patients with CML-LBP and R/R Ph+ BCP-ALL in an international patient population.

Updated efficacy and safety of olverembatinib (HQP1351) as second-line therapy in patients with chronic-phase chronic myeloid leukemia (CP-CML)

Abstract number: 6510

Session Title: Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant

Date and Time: May 30, 2026, 1:21 - 1:27 p.m., US Central Time (May 31, 2026, 2:21 - 2:27 a.m., Beijing Time)

First Author: Weiming Li, MD, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Highlights:

●	This is a single-arm, multicenter, open-label study conducted in China, evaluating the efficacy and safety of olverembatinib as a second-line therapy in patients with CP-CML.

●	Among 42 evaluable patients, at cycle 24, the complete cytogenetic response (CCyR) rate reached 91.3%, and the major molecular response (MMR) rate reached 60.9%. Among 32 patients who failed first-line second-generation TKIs, 81.3% achieved CCyR and 50% achieved MMR, with a favorable safety profile.

●	Olverembatinib shows good tolerability and leads to high MMR and CCyR in patients with CP – CML without T315I mutation that isresistant/intolerant to first-line TKls.

Alrizomadlin (APG-115) alone or in combination with lisaftoclax (APG-2575) for the treatment of pediatric patients with relapsed/metastatic rhabdomyosarcoma (RMS) or other soft-tissue sarcomas (STSs)

Abstract number: 10012

Session Title: Pediatric Oncology II

Date and Time: May 30, 2026, 8:00 - 8:06 a.m., US Central Time (May 30, 2026, 9:00 - 9:06 p.m., Beijing Time)

First Author: Yizhuo Zhang, MD, Department of Pediatric Oncology, Sun Yat-sen University Cancer Center, State Key Laboratory of Oncology in South China, Collaborative Innovation Center for Cancer Medicine, Guangzhou, China

Highlights:

●	This is a multicenter clinical trial conducted in China, evaluating the safety and preliminary efficacy of alrizomadlin (APG-115) as monotherapy or in combination with lisaftoclax (APG-2575) in heavily pretreated pediatric patients with neuroblastoma (NB), as well as relapsed/metastatic rhabdomyosarcoma (RMS), Ewing sarcoma (EWS), and other soft-tissue sarcomas (STSs).

●	Results showed that no dose-limiting toxicities (DLT) were observed in either monotherapy or combination groups. Adverse events were mainly gastrointestinal and hematologic, with few serious adverse events, and no treatment-related deaths or discontinuations. In terms of clinical benefit, one patient with refractory RMS in the monotherapy group achieved CR; in the combination group, the objective response rate (ORR) was 30% and the disease control rate (DCR) was 80%.

●	This regimen demonstrated a manageable safety profile and preliminary antitumor activity in pediatric solid tumors, warranting further investigation.

Poster Presentations

Updated clinical and translational results of olverembatinib (HQP1351) in patients with succinate dehydrogenase (SDH)-deficient tumors

Abstract number: 11539

Session Title: Sarcoma

Date and Time: June 1, 2026, 1:30 - 4:30 p.m., US Central Time (June 2, 2026, 2:30 - 5:30 a.m., Beijing Time)

First Author: Haibo Qiu, MD, PhD, Sun Yat-sen University Cancer Center; State Key Laboratory of Oncology in South China Collaborative Innovation Center for Cancer Medicine, Sun Yat-sen University Cancer Center, Guangzhou, China

Highlights:

●	This study in SDH-deficient tumors evaluated the efficacy of olverembatinib in patients with SDH-deficient gastrointestinal stromal tumors (GIST) and paraganglioma.

●	Among 26 patients with SDH-deficient GIST, 6(23.1%)pts experienced PR as best response, with a median progression-free survival (PFS) of 25.7 months; among 6 patients with SDH-deficient paraganglioma, best responses were observed in 4 patients, with SD lasting≥4 cycles(CBR, 66.7%) and a median PFS of 8.25 months.

●	This study, for the first time, revealed that olverembatinib inhibits fatty acid-promoted tumor cell migration by targeting the p38-CD36 pathway, providing a further insight on the mechanism of action of olverembatinib in SDH-deficient tumors.

A phase 3 study of olverembatinib (HQP1351) in patients with chronic-phase chronic myeloid leukemia: POLARIS-2 trial in progress

Abstract number: TPS6608

Session Title: Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant

Date and Time: June 1, 2026, 9:00 a.m. - 12:00 p.m., US Central Time (June 1, 2026, 10:00 p.m. - June 2, 2026, 1:00 a.m., Beijing Time)

First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, TX

Highlights:

●	This FDA and EMA-cleared, global Phase III registrational clinical trial (POLARIS-2) is evaluating olverembatinib in patients with chronic-phase CML

●	The study includes two independent cohorts. In Part A, patients with chronic-phase CML who have received at least two prior TKIs are randomized in a 2:1 ratio to receive olverembatinib or bosutinib; Part B is a single-arm study evaluating olverembatinib in patients harboring the T315I mutation. The primary endpoint for both parts is the MMR rate at or by 24 weeks.

A global multicenter, open-label, randomized, phase 3 registrational study of lisaftoclax  (APG-2575) in previously treated chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL): GLORA trial in progress

Abstract number: TPS7101

Session Title: Hematologic Malignancies – Lymphoma and Chronic Lymphocytic Leukemia

Date and Time: June 1, 2026, 9:00 a.m. - 12:00 p.m., US Central Time (June 1, 2026, 10:00 p.m. - June 2, 2026, 1:00 a.m., Beijing Time)

First Author: Matthew Steven Davids, MD, Dana-Farber Cancer Institute

Highlights:

●	GLORA is a global, multicenter, open-label phase 3 registrational study.

●	The aim of the study is to evaluate the efficacy and safety of lisaftoclax in combination with a BTK inhibitor in patients with CLL/SLL. Eligible patients have CLL/SLL and, after 12 months of BTKi monotherapy, have achieved neither complete response (CR) nor progressive disease (PD). The study plans to enroll approximately 440 patients across 126 centers in 18 countries and is currently enrolling.

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We may not be able to ultimately develop and market alrizomadlin (APG-115) successfully.

By order of the Board Ascentage Pharma Group International Dr. Yang Dajun Chairman and Executive Director

Suzhou, People’s Republic of China, May 22, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.